STATE of DELAWARE

CERTIFICATE of TRUST

of

Metropolitan Series Fund

This Certificate of Trust is filed in accordance with the provisions of the Delaware Statutory Trust Act (Title 12 of the Delaware Code, Section 3801 et seq.) and sets forth the following:

1.	Name. The name of the trust is Metropolitan Series Fund (the “Trust”).

2.	Registered Office and Registered Agent. The registered office of the Trust in the State of Delaware is located at 1209 Orange Street, Wilmington, Delaware 19801. The name of the registered agent of the Trust for service of process at such location is The Corporation Trust Company.

3.	Registered Investment Company. The Trust is or will become prior to or within 180 days following the first issuance of beneficial interests, a registered investment company under the Investment Company Act of 1940, as amended
(15 U.S.C. §§ 80a-1 et seq.).

4.	Notice of Limitation of Liabilities of Series. Notice is hereby given that the Trust is or may hereafter be constituted as a series trust. The debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to any particular series of the Trust shall be enforceable against the assets of such series only, and not against the assets of the Trust generally.

5.	Reservation of Rights. The trustees of the Trust, as set forth in its governing instruments, reserve the right to amend, alter, change, or repeal any provisions contained in this Certificate of Trust, in the manner now or hereafter prescribed by statute.

6.	Effective Date. This Certificate of Trust shall become effective immediately upon filing with the Office of the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the undersigned, being the trustee of the Trust, has duly executed this Certificate of Trust as of the 16th day of February, 2012.

/s/ Michael P. Lawlor
Michael P. Lawlor
Trustee and not individually